November 16, 2006
U.S. Securities and Exchange Commission
Dale Welcome, Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:	Granite Falls Energy, LLC
Form 10-KSB for the Ten-Month Period Ended October 31, 2005
Form 10-QSB for the Fiscal Quarter Ended January 31, 2006
Form 10-QSB for the Fiscal Quarter Ended April 30, 2006
Form 10-QSB for the Fiscal Quarter Ended July 31, 2006
File No. 000-51277
Dear Mr. Welcome:
Our counsel, the BrownWinick law firm of Des Moines, Iowa, submitted by letter dated November 22, 2006, a response to your letter dated October 30, 2006 providing comments to the above-reference periodic reports for the Company. In connection with our responses to your comments we hereby acknowledge that:
•	Granite Falls Energy, LLC (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Commission staff comments or changes to the Company’s disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these acknowledgements, please contact Judd W. Vande Voort, an attorney at the BrownWinick law firm, by email at vandevoort@brownwinick.com or by phone at (515) 242-2440.

Sincerely,
/s/ Stacie Schuler

Stacie Schuler, CFO Granite Falls Energy, LLC